SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 March 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 16 March 2007
99.2	Director/PDMR Shareholding dated 19 March 2007
99.3	Annual Report and Account dated 20 March 2007
99.4	Director/PDMR Shareholding dated 20 March 2007
99.5	Director/PDMR Shareholding dated 22 March 2007
99.6	Holding(s) in Company dated 22 March 2007
99.7	Total Voting Rights dated 28 March 2007

99.1

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
16 March 2007

Following the release of shares to participants (not Directors) under the
Executive Share Option Plan on 13 March 2007, and a release of shares to participants (not Directors) under the Sharesave Plan on 12 March 2007,
InterContinental Hotels Group PLC confirms that it has received notification on
15 March 2007 that the new total holding of the InterContinental Hotels Group
PLC Employee Share Ownership Trust (Jersey) is as detailed below:

Number of shares/amount of stock disposed -         17,010

Total holding in the Trust following
this notification -                                 2,183,501 Ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.2

                      InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
19 March 2007

Following a purchase of shares into the Trust on 16 March 2007, InterContinental
Hotels Group PLC confirms that the total holding of the InterContinental Hotels
Group PLC Employee Share Ownership Trust (Jersey) was as detailed below:

Number of shares/amount of stock purchased -

375,000 ordinary shares purchased at £12.1243 per share

Total holding in the Trust following this notification -

2,558,501 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.3

InterContinental Hotels Group PLC Annual Report 2006

20 March 2007

The Company's Annual Report and Financial Statements 2006, Notice of Annual
General Meeting 2007 and related documents have been submitted to the UK Listing
Authority and will shortly be available for inspection at the UK Listing
Authority Document Viewing Facility which is situated at:

Document Disclosure Team

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

99.4

20 March 2007

                       INTERCONTINENTAL HOTELS GROUP PLC

   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("
Company") ordinary shares awarded to a number of participants in the Company's
Short Term Deferred Incentive Plan ("STDIP") in 2005, the Company was notified on 19 March 2007, that the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company's Employee
Share Ownership Trust ("ESOT") to the following directors and other persons discharging managerial responsibility on 16 March 2007:

Director                                         Number of shares transferred

Richard Hartman                                  17,348
Stevan Porter                                    15,501
Richard Solomons                                 17,097

Other Persons Discharging Managerial
Responsibility

Peter Gowers                                     11,723
Patrick Imbardelli                               20,941
Richard Winter                                   12,778

Following the release of the shares to participants, the Employee Share
Ownership Trust will hold 2,410,526 InterContinental Hotels Group PLC shares.
The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

                       ---------------Ends--------------

Name of Contact for this RNS Announcement:

Chloe Barry  Tel: 01753 410 244

Company Secretariat

InterContinental Hotels Group PLC

99.5

                    InterContinental Hotels Group PLC

   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification

22 March 2007

Following a purchase of shares into the Trust on 19 March 2007, InterContinental
Hotels Group PLC confirms that it has received notification on 21 March 2007 that the new total holding of the InterContinental Hotels Group PLC Employee
Share Ownership Trust (Jersey) is as detailed below:

Number of shares/amount of stock purchased -

125,000 ordinary shares purchased at £12.202762 per share

Total holding in the Trust following this notification -

2,535,526 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.6

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No): (    )

An acquisition or disposal of voting rights: (No)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (Yes) Disclosure for purposes of transparency

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

21.03.07

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)

B128LQ1                           N/A                                N/A

Ordinary Shares of 11 3/7 pence
each

Resulting situation after the triggering transaction (vii)

Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

B128LQ1                      11,868,280               11,868,280   1,751,283            3.346       0.493

Ordinary Shares of 11 3/7
pence each

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

N/A             N/A                   N/A                       N/A                         N/A

Total (A+B)
Number of voting rights        % of voting rights

13,619,583                     3.839

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.7

                       InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
28 March 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 the
Company would like to notify the market of the following:

As at the date of this Announcement, InterContinental Hotels Group PLC's issued capital consists of 354,849,312 ordinary shares with voting rights.  The company does not hold any shares in Treasury.

The above figure, 354,849,312, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 March 2007